SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

December 18, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips to become a global leader in patient care management solutions for the hospital and the home through the acquisition of BioTelemetry, Inc.”, dated December 18, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of December 2020.

KONINKLIJKE PHILIPS N.V.

M.J. van Ginneken
(Chief Legal Officer)

Press information

December 18, 2020

Philips to become a global leader in patient care management solutions for the hospital and the home through the acquisition of BioTelemetry, Inc.

  Philips to acquire BioTelemetry, Inc. for USD 72.00 per share; implied enterprise value of USD 2.8 billion (approx. EUR 2.3 billion)
  Acquisition is a strong fit with Philips’ strategy to transform the delivery of healthcare: combination of Philips’ leading patient monitoring position in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring position outside the hospital
  With 2019 sales of USD 439 million, BioTelemetry annually monitors over 1 million cardiac patients remotely; its portfolio includes wearable heart monitors, AI-based data analytics and services
  Combination will result in significant synergies driven by cross-selling opportunities, geographical expansion, portfolio innovation synergies, and productivity gains
  BioTelemetry business is expected to deliver double-digit growth and improve its Adjusted EBITA margin to over 20% by 2025; acquisition will be sales growth and adjusted EBITA margin accretive for Philips in 2021

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, and BioTelemetry, Inc. (NASDAQ: BEAT), a leading U.S.-based provider of remote cardiac diagnostics and monitoring, today announced that they have entered into a definitive merger agreement. Pursuant to the agreement, Philips will commence a tender offer to acquire all of the issued and outstanding shares of BioTelemetry for USD 72.00 per share, to be paid in cash upon completion. This represents a 16.5 percent premium to BioTelemetry’s closing price on December 17, 2020. The implied enterprise value is USD 2.8 billion (approximately EUR 2.3 billion), inclusive of BioTelemetry’s cash and debt. The board of directors of BioTelemetry has approved the transaction and recommends the offer to its shareholders. The transaction is expected to be completed in the first quarter of 2021.

The acquisition of BioTelemetry is a strong fit with Philips’ cardiac care portfolio, and its strategy to transform the delivery of care along the health continuum with integrated solutions. The combination of Philips’ leading patient monitoring position in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring position outside the hospital, will result in a global leader in patient care management solutions for the hospital and the home for cardiac and other patients. Philips’ current portfolio includes real-time patient monitoring, therapeutic devices, telehealth and informatics. Moreover, Philips has an advanced and secure cloud-based Philips HealthSuite digital platform optimized for the delivery of healthcare across care settings. Every year, Philips’ integrated solutions monitor around 300 million patients in hospitals, as well as around 10 million sleep and respiratory care patients in their own homes.

“The acquisition of BioTelemetry fits perfectly with our strategy to be a leading provider of patient care management solutions for the hospital and the home,” said Frans van Houten, CEO of Royal Philips. “BioTelemetry’s leadership in the large and fast growing ambulatory cardiac diagnostics and monitoring market complements our leading position in the hospital. Leveraging our collective expertise, we will be in an optimal position to improve patient care across care settings for multiple diseases and medical conditions.”

“Through continued innovation, we have developed the world’s largest remote cardiac monitoring services network,” said Joseph H. Capper, President and CEO of BioTelemetry. “We are delighted to become part of Philips and continue on our journey to deliver health information to improve the quality of life and reduce the cost of care. Combined with Philips’ current patient care management portfolio, innovation strength and global scale, we are perfectly equipped to address the rising demand for telehealth and remote monitoring solutions.”

BioTelemetry primarily focuses on the diagnosis and monitoring of heart rhythm disorders, representing 85% of its sales. BioTelemetry’s clinically validated offering includes wearable heart monitors (e.g. a mobile cardiac outpatient telemetry patch and extended Holter monitor) that detect and transmit abnormal heart rhythms wirelessly, AI-based data analytics and services. With over 30,000 unique referring physicians per month, BioTelemetry provides services for over one million patients per year. Additionally, BioTelemetry has a clinical research business that provides testing services for clinical trials. The total addressable market is USD 3+ billion, growing high-single-digits driven by an increasing prevalence of chronic diseases, and the adoption of remote monitoring and outcome-oriented models.

Financials
Upon completion of the transaction, BioTelemetry and its approximately 1,900 employees will become part of Philips’ Connected Care business segment. The acquisition is projected to be sales growth and adjusted EBITA margin accretive for Philips in 2021. Philips targets significant synergies driven by cross-selling opportunities (especially in the U.S.), geographical expansion, and portfolio innovation synergies, such as Philips’ Health Suite digital platform. Additionally, Philips will drive operational performance improvements through its proven productivity programs. The BioTelemetry business is expected to grow double-digits and to improve its Adjusted EBITA margin to more than 20% by 2025.

Transaction
The transaction is structured as a cash tender offer by Philips for all of the issued and outstanding shares of BioTelemetry, to be followed by a merger in which each share of BioTelemetry not tendered in the tender offer (other than shares that are held by Philips and certain of its affiliates, and BioTelemetry) will be converted into the USD 72.00 per share price paid in the tender offer. Pursuant to the merger agreement, the transaction is subject to customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The tender offer is not subject to any financing conditions.

For further information, please contact:

Steve Klink
Philips Global Press Office
Tel.: +31 6 10888824
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2019 sales of EUR 19.5 billion and employs approximately 81,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

About BioTelemetry
BioTelemetry, Inc. is the leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. The company provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers. More information can be found at www.gobio.com.

Important Information
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of BioTelemetry or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by BioTelemetry. The offer to purchase shares of BioTelemetry common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Davies Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by BioTelemetry. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the Offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding BioTelemetry, including without limitation with respect to its business, the Offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this release (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases, or by statements that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iii) uncertainties as to the timing of the Offer and merger; (iv) uncertainties as to how many of BioTelemetry’s stockholders will tender their stock in the Offer; (v) the possibility that competing offers will be made; (vi) the failure to complete the Offer or the merger in the timeframe expected by the parties or at all; (vii) the outcome of legal proceedings that may be instituted against BioTelemetry and/or others relating to the Transactions; (viii) the risk that the Transactions disrupt current plans and operations of BioTelemetry and adversely affect its ability to maintain relationships with employees, customers, or suppliers; (ix) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate BioTelemetry’s operations into those of Philips; (x) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xi) domestic and global economic and business conditions; (xii) market and supply chain disruptions due to the COVID-19 outbreak; (xiii) regulatory developments affecting Philips’ and or BioTelemetry’s actual or proposed products or technologies; (xiv) political, economic and other developments in countries where Philips operates; (xv) unpredictability and severity of catastrophic events or epidemics, pandemics or similar public health events (including the COVID-19 outbreak); (xvi) industry consolidation and competition; (xvii) the possibility that Philips’ business and/or BioTelemetry’s business will be adversely impacted during the pendency of the Transactions and (xviii) other risk factors described in BioTelemetry’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Any forward-looking statements in this release are based upon information known to Philips on the date of this announcement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither Philips nor BioTelemetry undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.